June 25, 2008

Arun Govil
President, Chief Executive Officer, Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York 11735

> **Re: CEMTREX, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 19, 2008**
> **File No. 000-53238**

Dear Mr. Govil:

This is to advise you that a preliminary screening of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, based on our preliminary screening we note the following:

1.   Please revise to provide the report of your independent registered public accounting firm. We note the reference to this report in the index on page 23, however, the report is not included in the filing.

2.   Please tell us where you have provided the notes to the audited financial statements as indicated in the index on page 23. The filing does not include footnotes after the audited financial statements on page F-4. In addition, remove footnote 8 on page F-13 or clearly indicate the purpose of providing this information and what these prior financial statements are meant to represent.

3.   We note that you acquired 100% interest in Griffin Filters LLC on April 30, 2007. Please expand your footnotes to discuss your accounting for the transaction and to provide all the disclosures required by SFAS 141. Discuss the assets and liabilities purchased and how they were valued and recorded. If this transaction is with related parties or entities under common control, please clarify how this affected your accounting treatment.

4.   Tell us how you have complied with the requirements to file audited financial statements of significant acquisitions under rule 3-05 of Regulation S-X. Similarly, discuss your compliance with the pro-forma disclosure requirements of Article 11 of Regulation S-X.

Arun Govil
CEMTREX, Inc.
June 25, 2008
Page 2

For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that the registration statement will become effective through operation of law 60 days from the date of your initial filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective if it was filed voluntarily. Please contact Geoffrey Kruczek at (202) 551-3641 or Praveen Kartholy at (202) 551-3778 if you have any questions.

Sincerely,

Brian Cascio
Accounting Branch Chief